To Our Shareholders, Customers and Friends:

The directors, officers and staff of QCF Bancorp, Inc. and Queen City Federal Savings Bank proudly present our annual report to shareholders. This report represents another exciting and productive year at Queen City Federal and a record year in terms of earning. We ended the year with a net income of $2,653,000. This represents a return on average assets of 1.72%. We also ended the year with record earnings per share of $2.30.

The record earnings are a result of the continuation of our transition from a traditional thrift to a community bank. Increases from last year in both consumer and commercial lending are helping us position ourselves as our community's "local Bank". This focus on commercial and consumer lending has allowed us to increase our asset yields and provide added fee income as well as giving us the opportunity to attract low-cost commercial deposits. This has all been accomplished while cutting the ratio of non-performing assets to total assets in half. We encourage you to read the "Management's Discussion and Analysis" section of this report for a more complete explanation of your company's financial performance.

In the ensuing year, Queen City Federal will continue to pursue its philosophy of being our region's "local" financial institution., Although we will continue providing traditional thrift services, we will move ahead with our plan to be more "bank like". We will continue our commitment to the local community bank concept by promoting local involvement in the community and keeping the decision process in the hands of our local board and management.

The directors, officers and staff of Queen City Federal want to thank all of our stockholders and customers for their confidence and support in our organization as we endeavor to enhance shareholder value in the year to come. I would also like to thank our employees for their hard work and dedication in making this another successful year at Queen City Federal.


                                           Sincerely,


                                           Kevin E. Pietrini
                                           Chairman of the Board,
                                           President and
                                           Chief Executive Officer

                              FINANCIAL HIGHLIGHTS
                  (Dollars in Thousands, Except Per Share Data)

                                               At or For the Year Ended
                                                             June 30

                                                        1998          1997

Operating Results
    Net interest income                    $            6,467        6,029
    Non interest income                                   691          566
    Non interest expense                                2,869        3,276
    Net Income                                          2,653        2,011

Per Share Data
    Net income (Diluted)                   $             2.30         1.65
    Book value                                          19.93        19.23

Balance Sheet Data
    Total assets                           $          150,486      156,727
    Investment Securities                              78,112       83,098
    Net loans                                          65,194       61,202
    Deposits                                          105,566      103,681
    Short-term borrowings                              16,081       22,140
    Stockholders' equity                               26,328       27,423

Financial Ratios
    Return on average assets                             1.72%        1.34
    Return on average equity                             9.82         7.44
    Net interest margin                                  4.31         4.12
    Average equity to average assets                    17.54        18.03
    Non-performing assets to total assets                 .08          .17
    Total regulatory capital to risk-adjusted assets    29.90        27.58


Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is provided to assist readers in their understanding of the consolidated financial statements of QCF Bancorp, Inc. (QCF). This discussion should be read in conjunction with the consolidated financial statements and other financial information presented elsewhere in this report.

QCF is the unitary savings and loan holding company for Queen City Federal Savings Bank (the Bank). The Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank on March 31, 1995.


                                      FIVE-YEAR SELECTED FINANCIAL SUMMARY(1)

(Dollars in Thousands,                                                                                        Year Ended June 30
  Except per Share Data)

Operating Results                                1998        1997       1996        1995       1994
  Interest income                          $   11,243      10,703     10,658       8,867      7,558
  Interest expense                              4,776       4,674      4,585       4,018      3,947
  Net interest income                           6,467       6,029      6,073       4,849      3,611
  Provision for loan losses                         0           0          0           0         60
  Non-interest income                             691         566        480         411        416
  Non-interest expense                          2,869       3,276      2,687       2,378      2,164
  Income tax expense                            1,636       1,308      1,533       1,166        734
  Income before cumulative effect
     of change in accounting principle          2,653       2,011      2,333       1,715      1,069
  Net income                                    2,653       2,011      2,333       1,715      1,588

Per Share Data (diluted)
  Net income (1995 - March 31-June 30)    $      2.30        1.65       1.46        0.35
  Pro forma net income                                                              1.04
  Book value                                    19.93       19.23      18.47       17.17

Balance Sheet Data
  Total Assets                             $  150,486     156,727    150,430     146,548    133,135
  Investment securities                        78,112      83,098     89,183      88,503     85,412
  Net loans                                    65,194      61,202     52,361      45,964     40,810
  Deposits                                    105,566     103,681     88,832     113,544    113,091
  Short-term borrowings                        16,081      22,140     29,264           0      4,190
  Stockholders' equity                         26,328      27,423     29,685      30,602     13,991

Financial Ratios
  Return on average assets                       1.72%       1.34       1.56        1.27       0.80  (2)
  Return on average equity                       9.82        7.44       8.06       10.09       8.02
  Average equity to average assets              17.54      18.03       19.33      12.62        9.94

(1) QCF Bancorp, Inc. (QCF) completed a public stock offering on March 31, 1995, which generated net proceeds of $17.0 million. QCF purchased all of the stock of Queen City Federal Savings Bank (the Bank) with a portion of the conversion proceeds. The information reflected above represents the financial condition and the results of operations for the consolidated QCF for 1995 through 1998 and only the Bank for 1994

(2) Ratio is based on income before cumulative effect of change in accounting principle. After including cumulative effect of change in accounting principle, the return on average assets would be 1.18%.

Results of Operations

QCF's net income of $2.7 million, or $2.30 per diluted share, in fiscal 1998 increased $642,000, or 31.9%, from fiscal 1997 net income. The increase in net income for fiscal 1998 as compared to the prior year was due primarily to the absence of any special assessment by the FDIC during fiscal year 1998. In fiscal year 1997, the Bank was required to pay a special assessment of $416,000 net of taxes to help recapitalize the SAIF. The improvement in fiscal 1998 was also due to an increase in net interest income.

Return on average assets was 1.72% for fiscal 1998 compared to 1.34% for fiscal 1997.

Net Interest Income
QCF's net income is dependent primarily on its net interest income, which is the difference between interest earned on securities, loans and other interest-earning assets (interest income) and interest paid on deposits and short-term borrowings (interest expense). Net interest margin is calculated by dividing net interest income by the average interest-earning assets and is normally expressed as a percentage. Net interest income and net interest margin are affected by changes in interest rates, the volume and the mix of interest-earning assets and interest- bearing liabilities, and the level of non-performing assets.

The following table presents the total dollar amount of interest income and expense from average interest-earning assets and interest-bearing liabilities and the results and yields.



                                                                               Year Ended June 30

                                                  1998                           1997                              1996

                                       Average                Rate/    Average               Rate/    Average                 Rate/
                                       Balance    Interest    Yield    Balance   Interest    Yield    Balance    Interest     Yield
(Dollars in Thousands)
Interest-Earning Assets (1)
     Loans receivable, net (2)      $   64,020    5,758        8.99     57,087     5,144      9.01     48,671      4,439       9.12
     Investment securities              79,186    5,159        6.52     84,388     5,385      6.38     90,373      6,011       6.65

     Other including cash equivalents    6,841      327        4.78      4,749       174      3.66      4,408        208       4.72

     Total interest-earning assets  $  150,047   11,244        7.49    146,244    10,703      7.32    142,909     10,658       7.46


Interest-Bearing Liabilities
     NOW accounts                   $    8,746      107        1.22      8,835       118      1.34      9,255        127       1.37
     Passbooks                          25,268      632        2.50     23,939       598      2.50     26,084        652       2.50
     Money market accounts               9,418      240        2.55      8,765       224      2.55      9,228        235       2.55
     Certificate accounts               55,749    2,978        5.34     52,008     2,925      5.62     52,208      2,900       5.55
     Short-term borrowings              19,528      819        4.19     21,956       809      3.68     11,980        671       5.60

Total interest-bearing liabilities  $  118,709    4,776        4.02    115,503     4,674      4.05    108,755      4,585       4.22

Net Interest Income                              $6,468                            6,029                           6,073

Net Earning Assets                   $  31,338                          30,721                         34,154

Net Yield on Interest-Earning Assets                           4.31%                           4.12                            4.25
  Average Interest-Earning Assets to
  Average Interest-Bearing Liabilities                       126.40%                         126.60                          131.40

(1)  Tax exempt income was not significant; therefore, was not presented on a tax equivalent basis.
(2)  Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.
     Average balance includes non-performing loans.  Loan fee income is not significant.

Net interest income was $6.5 million for the fiscal year ended June 30, 1998, up from $6.0 million in fiscal 1997. This represents an increase of 7.3% from fiscal 1997. The increase in net interest income was due to an increase in the Bank's net interest margin and average net-earning assets.

The following schedule presents the dollar amount of change in interest income and interest expense for major components of interest-earning assets and interest- bearing liabilities. It distinguishes between the increase/decrease related to higher outstanding balances and that due to the levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) change in volume multiplied by old rate and (ii) change in rate (i.e., changes in rate multiplied by old volume) . The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.


                               Year Ended June 30

                                                         1998 vs 1997                   1997 vs 1996


(Dollars in thousands)                                           Increase(Decrease) Due to
                                               Volume       Rate       Total    Volume      Rate        Total

Interest-earning assets:
Loans receivable, net                      $      625        (11)       614       760        (55)        705
Investment securities                            (341)       115       (226)     (388)      (238)       (626)
Other including cash
     equivalents                                   91         62        153        15        (49)        (34)
Total interest-earning assets                     375        166        541       387       (342)         45
Interest-bearing liabilities:
NOW accounts                               $       (1)       (10)       (11)       (6)        (3)         (9)
Passbooks                                          34          0         34       (54)         0         (54)
Money market accounts                              16          0         16       (11)         0         (11)
Certificate accounts                              204       (151)        53       (11)        36          25
Short-term borrowings                             (95)       105         10       424       (286)        138
  Total interest-bearing
  liabilities                              $      158        (56)       102       342       (253)         89

Change in net interest income              $      217        222        439        45       ( 89)        (44)


In fiscal  1998 the yield on average  interest-earning  assets  increased  by 17 basis points which increased interest income as compared to fiscal 1997. Interest income also increased due to a $ 3.8 million increase in average interest-earning assets between fiscal years 1998 and 1997. The combined impact (interest rate increase and volume increase) caused interest income for fiscal 1998 to increase $541,000 or 5.1%. Interest expense increased $102,000 from fiscal 1997 to 1998. The increase was due to an increase in average interest-bearing liabilities of $3.2 million or 2.8%, partially offset by a 3 basis point decrease in interest rates. The increase in average interest-bearing liabilities was due to a $2.4 million decrease in average short-term borrowings partially offset by a $5.6 million increase in deposit accounts.

Provision for Loan Losses

The Bank made no provision for loan losses in fiscal 1998 or 1997. Provisions for loan losses are charged to earnings to maintain the total allowance for loan losses at a level considered adequate by management to provide for probable loan losses, based on prior loss experience, volume and type of lending conducted by the Bank, past due loans in the Bank's loan portfolio and national, regional and local economic conditions.

Non-interest Income

Non-interest income was $691,000 for fiscal 1998 compared to $566,000 for fiscal 1997. The following table presents major components of non-interest income.

                                                        Year Ended June 30
(Dollars in thousands)                           1998                    1997

Fees and service charges        $                 476                    489
Other                                             103                     77
Gain On Sale of Securities                       112                      0
Total non-interest income       $                 691                    566

The increase of $125,000 or 22.1% in total non-interest income between fiscal year 1998 and 1997 was primarily due to gain on sale of securities.

Non-interest Expense

Non-interest  expense was $2.9 million for fiscal 1998  compared to $3.3 million
for  fiscal  1997.  The  following  Table  presents  the  major   components  of
non-interest expense.

                                            Year Ended June 30

(Dollars in thousands)                      1998          1997

Compensation and benefits                  $2,033         1,865
Occupancy                                     244           214
Federal deposit insurance premiums             67           675
Advertising                                    58            74
Other                                         467           448
  Total non-interest expense               $2,869         3,276

Total non-interest expense decreased $407,000 or 12.4% from fiscal 1997 to fiscal 1998. The primary cause of the decrease was a decrease in Federal deposit insurance premiums. Such decrease was due to a special assessment by the FDIC in fiscal 1997.

Income Taxes

QCF recorded income tax expense of $1.6 million in fiscal 1998 compared to $1.3 million in fiscal 1997. The increase in income tax expense between 1997 and 1998 is primarily the result of changes in taxable income between the years.

Financial Condition

QCF's  total  assets at June 30,  1998 were  $150.5  million  compared to $156.7 million at June 30, 1997. The decrease of $6.2 million from 1998 to 1997 reflects fluctuations in levels of deposits and short-term borrowings, which are responsive to market conditions.

Investment Securities

Investment securities decreased by $5.0 million or 6.0% from fiscal 1997 to fiscal 1998. The decrease was due to an increase in loan demand and a decrease in short-term borrowings. During fiscal 1998, QCF purchased $57.2 million of investment securities and collected principal from maturities or repayments of $62.8 million.

Cash and Cash Equivalents

Cash and cash equivalents decreased by $3.8 million from $7.8 million at June 30, 1997 to $4.0 million at June 30, 1998. The Bank's cash and cash equivalents fluctuate from period to period depending on liquidity needs and the timing of purchases of investment securities.

Loans Receivable, Net

Net loans receivable, increased $4.0 million or 6.5% from $61.2 million at June 30, 1997 to $65.2 million at June 30, 1998. The increase reflected increased mortgage demand, consumer demand for installment loans and business demand for commercial loans.

Allowance for Loan Losses

In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loans being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, the Bank's historical loan loss experience, evaluation of economic conditions, regular reviews of delinquencies and loan portfolio quality. The Bank increases its allowance for loan losses by charging provisions for loan losses against the Bank's income.

Management will continue to actively monitor the Bank's asset quality and allowance for loan losses. Management will charge off loans and properties acquired in settlement of loans against the allowances for losses on such loans and such properties when appropriate and will provide specific loss allowances when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determinations.

Non-Performing Assets

Non-performing assets totaled $119,000 at June 30, 1998 compared to $263,000 at June 30, 1997.

Non-performing assets are summarized in the following table.

                                                           June 30

(Dollars in thousands)                       1998   1997    1996   1995    1994

Non-accrual loans                       $      15    225     297    182     43
Foreclosed assets                             104     38       6      0      4
  Total non-performing assets           $     119    263     303    182     47

  Non-performing assets to year-end assets    .08    .17     .20    .13    .04
  Non-performing loans to year-end loans .18 .43 .58 .40 .11 Allowance for loan losses to
  Non-performing assets                     1,070    501     439    755  2,955

The non-performing assets reflected above primarily consist of one-to-four family mortgage loans or consumer loans.

Deposits and Short-term Borrowings

The Bank's deposits increased $1.9 million, or 1.8%, from $103.7 million at June 30, 1997 to $105.6 million at June 30, 1998. Short-term borrowings, which consist of sales of securities under agreements to repurchase identical securities remained stable between fiscal years at approximately $14.1 million. Federal Home Loan Bank advances decreased $6.1 million from $8.1 million at June 30, 1997 to $2.0 million at June 30, 1998.

Capital Adequacy

Stockholders' equity was $26.3 million at June 30, 1998 down from $27.4 million at June 30, 1997. The decrease was due to the repurchase of stock for the treasury of $3.5 million and for the stock option trust of $1.0 million offset primarily by earnings of $2.6 million.

Federal savings institutions are required to satisfy their capital requirements:
(i) a requirement that "tangible capital" equal or exceed 1.5% of adjusted total assets, (ii) a requirement that core capital" equal or exceed 3.0% of adjusted total assets, and (iii) a requirement that "risk-based capital" equal or exceed 8.0% of risk-weighted assets. At June 30, 1998 and 1997, the Bank met each of the three capital requirements.

Liquidity Management

The Bank is required to maintain average daily balances of liquid assets equal to 4% of its net withdrawable savings deposits plus short-term borrowings. The Bank has maintained an average daily liquidity ratio in excess of these requirements.

The primary investing activities are the origination of loans and the purchase of securities. During the year ended June 30, 1998, net loans increased $4.0 million while maturities and principal collected on investment securities, net of purchases totaled $5.6 million.

The primary financing activity is the attraction of deposits and short-term borrowings. During the year ended June 30, 1998, deposits and short-term borrowings decreased $4.2 million.

QCF's most liquid assets are cash and cash equivalents, represented by cash and interest-bearing deposits with banks. The level of these assets is dependent on the operating, financing, and investing activities during any given period. Cash and cash equivalents decreased $3.8 million to $4.0 million during the year ended June 30, 1998.

Asset/Liability Management and Market Risk

The Bank's primary market risk is interest rate risk. Net interest income, the primary component of the Bank's net income, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Bank has sought to reduce its exposure to changes in interest rate by matching more closely the effective maturities or re-pricing characteristics of its interest-earning assets and interest-bearing liabilities. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on net portfolio value.

An asset or liability is interest rate sensitive within a specific time period if it will mature or re-price within that time period. If the Bank's assets mature or re-price more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long term loans funded by short term deposits by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates. The Bank has established an Asset and Liability Management Committee which currently is comprised of the executive officers of the Bank. This Committee reviews the maturities of the Bank's assets and liabilities and establishes policies and strategies designed to regulate the Bank's flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing the Bank' s a assets and liabilities is to maintain an acceptable interest rate spread while reducing the effects of changes in interest rates.

Management's principal strategy in managing the Bank's interest rate risk has been to maintain short- and intermediate-term assets in its portfolio, including locally originated adjustable rate mortgage loans. In addition, in managing its portfolio of investment securities, the Bank seeks to purchase investment securities that mature on a basis that approximates as closely as possible the estimated maturities of the Bank's liabilities.

In addition to shortening the average re-pricing period of its assets, the Bank has sought to lengthen the average maturities of its liabilities by adopting a tiered pricing program for its certificates of deposits which provides higher rates of interest on its longer term certificates in order to encourage depositors to invest in them.


Dividends

QCF has not paid any dividends to stockholders since its incorporation. The Board of Directors may consider a policy of paying cash dividends to stockholders in the future. The declaration of dividends are subject to among other things, QCF's financial condition and earnings, tax considerations, economic conditions, regulatory restrictions and other factors.

Effects of Inflation

Because QCF's asset and liabilities are, for the most part, liquid in nature, they are not significantly affected by inflation. Interest rates have a more significant impact on Queen City Federal's performance than the effect of inflation. However, the rate of inflation affects operating expenses, such as employee salaries and benefits, occupancy and equipment changes, and other overhead expenses.

Year 2000 Compliance

The Year 2000 ("Y2K") issue is the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Such computer systems will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors, leading to disruptions in operations. The Bank has been identifying potential problems associated with the Y2K issue and has implemented a plan designed to ensure that all software used in connection with the Bank's business will manage and manipulate data involving the transition with data from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such data. In addition, the Bank recognizes that its ability to be Y2K compliant is dependent upon the cooperation of its vendors. The Bank is requiring its vendors to represent that their products are or will be Y2K compliant and has planned a program for testing compliance. All Y2K issues for the Bank, including testing, are expected to be addressed by December 31, 1998 and any problems would be remedied by March 31, 1999. The Bank will also prepare contingency plans in the event there are system interruptions. The Bank believes that its costs related to Y2K will be approximately $700,000, primarily related to replacing the bank's core inhouse computer software and hardware systems.

MCGLADREY & PULLEN,LLP                                     RSM
Certified Public Accountants and Consultants               international


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
QCF Bancorp, Inc.
Virginia, Minnesota

We have audited the accompanying consolidated statements of financial condition of QCF Bancorp, Inc. and subsidiary (the Company) as of June 30, 1998 and 1997, and the related consolidated statements of income, stockholders'equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QCF Bancorp, Inc. and subsidiary as of June 30, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




                                                         Mcgladrey & Pullen, llp

Duluth, Minnesota
August 14,1998


                        QCF BANCORP, INC. AND SUBSIDIARY
                 Consolidated Statements of Financial Condition


Assets                                                           June 30, 1998          June 30, 1997

Cash                                                       $        764,128                  747,733
Interest-bearing deposits with banks                              3,194,241                7,026,683
   Cash and cash equivalents                                      3,958,369                7,774,416
Securities available for sale
  (amortized cost of $25,359,674
   at June 30, 1997)8                                                     0               24,985,627
Securities held to maturity
 (estimated market value of $78,384,31458,334,591 and
 $58,334,591 at June 30, 1998  and 1997, respectively)           78,111,850               58,112,799
Loans receivable, net                                            65,194,321               61,202,301
Federal Home Loan Bank stock, at cost                               425,200                  553,900
Accrued interest receivable                                       1,274,412                1,310,779
Premises and equipment                                              480,169                  424,609
Deferred tax asset                                                  479,200                  519,300
Prepaid expenses and other assets                                   562,812                1,843,672
         Total Assets                                          $150,486,333              156,727,403

Liabilities and Stockholders' Equity

Deposits                                                      $ 105,566,338              103,68l,490
Short-term borrowings                                            14,081,081               14,039,794
Federal Home Loan Bank advances                                   2,000,000                8,100,000
Accrued interest payable                                          1,129,347                1,071,313
Advance payments made by borrowers
  for taxes and insurance                                            66,831                   61,675
Accrued expenses and other liabilities                            1,314,640                2,349,845

         Total Liabilities                                      124,158,237              129,304,117

Commitments and Contingencies

Stockholders' equity:
  Serial preferred stock; authorized 1,000,000 shares;
     issued and outstanding none
  Common stock ($.01 par value): authorized 7,000,000 shares;
     issued 1,782,750; outstanding 1,321,034 shares in 1998
     and 1,426,200 in 1997.                                          17,828                   17,828
  Additional paid-in capital                                     16,375,783               16,665,625
  Retained earnings, subject to certain restrictions             22,704,864               20,051,443
  Net unrealized loss on securities available for sale                    0                (222,745)
  Unearned employee stock ownership plan shares                  (1,022,230)             (1,080,710)
  Unearned management recognition plan shares                      (526,123)               (746,292)
  Deferred compensation payable in common stock                     541,339                        0
  Shares in stock option trust, at exercise price                (2,349,884)             (1,872,071)
  Treasury stock, at cost, 533,484 shares in 1998
   and 356,550 in at June 30, 1997                               (9,413,481              (5,389,792)

         Total Stockholders' Equity                              26,328,096              27,423,286

         Total Liabilities and Stockholders' Equity            $150,486,333             156,727,403

See accompanying notes to consolidated financial statements.


                        QCF BANCORP, INC. AND SUBSIDIARY
                        Consolidated Statements of Income



                                                    Year Ended June 30
                                                 1998                 1997


Interest income:
 Loans                                       $5,756,593            5,143,815
 Securities                                   5,486,860            5,558,735

    Total interest income                    11,243,453           10,702,550

Interest expense:
 Deposits                                     3,956,865            3,864,147
 Short-term borrowings                          819,001              809,248

    Total interest expense                    4,775,866            4,673,395

    Net interest income                       6,467,587            6,029,155
Provision for loan losses                             0                    0

    Net interest income after provision
         for loan losses                      6,467,587            6,029,155

Non-interest income:
  Fees and service charges                      475,935              489,517
  Other                                         103,156               76,584
  Gain on sale of securities                    112,218                    0

    Total non-interest income                   691,309              566,101

Non-interest expense:
  Compensation and benefits                   2,033,453            1,865,372
  Occupancy                                     243,982              213,910
  Federal deposit insurance premiums             67,200              675,361
  Advertising                                    58,409               73,683
  Other                                         466,431              447,676

     Total non-interest expense               2,869,475            3,276,002



   Income before income tax expense           4,289,421            3,319,254

Income tax expense                            1,636,000            1,308,000

   Net income                                 2,653,421           $2,011,254

Basic earnings per common share                   $2.51                 1.71

Diluted earnings per common share                 $2.30                 1.65

See accompanying notes to consolidated financial statements.


                        QCF BANCORP, INC. AND SUBSIDIARY
                 Consolidated Statement of Stockholders' Equity

                                                     Net Unrealized Unearned
                                 Addt'l              Gain (loss) on Employee  Unearned
                         Common  Paid-in             Securities     Stock     Management  Deferred           Stock      Total
                          Stock  Capital   Retained  Available      Ownership Recognition Comp     Treasury  Option     Stockholders
                                 Stock     Earnings  For Sale       Plan      Plan        Payable  Stock     Trust      Equity
Balance, June 30, 1996   17,828 17,003,711 18,040,189 (636,750) (1,183,330) (944,177)         0 (2,612,675)            0 29,684,796

Net Income                                  2,011,253                                                                     2,011,253

Purchase of treasury stock                                                                      (2,777,117)              (2,777,117)

Purchase of stock for
 stock option trust               (366,969)                                                                  (1,872,071) (2,239,040)

Amortization of manage-
 ment recognition plan                                                       197,885                                        197,885

Change in net unrealized
 loss on securities avail-
 able for sale                                         414,005                                                              414,005

Earned employee stock
 ownership plan shares              28,883                         102,620                                                  131,503

Balance, June 30, 1997  l7,828  16,665,625 20,051,443 (222,745) (1,080,710) (746,292)         0 (5,389,792)  (1,872,071) 27,423,286

Net Income                                  2,653,421                                                                     2,653,421

Purchase of treasury stock                                                                      (3,482,350)              (3,482,350)

Reclassification of stock to
 deferred comp. payable                                                                 617,840   (617,840)                       0

Settlement of deferred comp payable
 in stock                           45,942                                              (76,501)    76,501                   45,942

Purchase of stock for
 stock option  trust              (529,957)                                                                    (601,495) (1,131,452)

Exercise of stock options           51,086                                                                      123,682     174,768

Amortization of manage-
 ment recognition plan              83,106                                   220,169                                        303,275

Change in unrealized
 loss on securities avail-
 able for sale                                          222,745                                                             222,745

Earned employee stock
 ownership plan shares              59,981                        58,480                                                    118,461

Balance, June 30, 1998  17,828  16,375,783 22,704,864         0 (1,022,230) (526,123)  541,339 (9,413,481)  (2,349,884)  26,328,096

See accompanying notes to consolidated financial statements.

                                            QCF BANCORP, INC. AND SUBSIDIARY
                                          Consolidated Statements of Cash Flows

                                                                      Year ended June 30
                                                                         1998              1997
Operating activities:
Net income                                                            $2,653,421        2,011,254
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation                                                          108,406           91,524
   Gain on sale of securities                                           (112,218)               0
   Amortization of net (discounts) premiums on securities                (97,718)          52,777
   Decrease(increase)  in accrued interest receivable                     36,367         (87,066)
   Increase in accrued interest payable                                   58,034           57,945
   (Decrease)Increase in accrued expenses & other liabilities           (277,565)         229,422
   Increase(decrease)  in deferred income taxes                         (111,200)       (105,100)
   Amortization of unearned ESOP shares                                  158,795          175,503
   Amortization of MRP                                                   220,169          197,885
   Decrease(increase) in other assets                                    729,159          (68,842)

                       Net cash provided by operating activities      $3,365,650        2,555,302

Investing activities:
 Proceeds from sales of securities available for sale                    599,600                0
 Proceeds from sale of Federal Home Loan Bank stock                      128,700                0
 Proceeds from maturities and principal collected
  on securities held to maturity                                      54,568,400       22,597,122
 Proceeds from maturities and principal collected
  on securities available for sale                                     7,617,805        7,873,050
 Purchases of securities held to maturity                            (57,215,248)     (23,751,337)
 Net increase in loans                                                (3,992,020)      (8,841,080)
 Net increase in real estate owned                                       (66,140)         (32,302)
 Purchases of premises and equipment                                    (163,966)         (75,397)

   Net cash provided by ( used in) investing activities                1,477,131       (2,229,944)

Financing activities:
  Net increase  in deposits                                            1,884,848       14,849,066
  Net increase(decrease)  in short-term borrowings                        41,287      (12,223,942)
  Net (decrease) increase in Federal Home Loan
      Bank advances                                                   (6,100,000)       5,100,000
  Purchase of treasury stock                                          (3,482,350)      (2,777,117)
  Purchase of stock  for stock option trust                           (1,131,452)      (2,239,040)
  Proceeds from exercise of stock options                                123,682                0
  Increase in advance payments made by
    borrowers for taxes and insurance                                     5,1576            5,098

  Net cash (used in) provided  for  financing activities              (8,658,828)       2,714,065

                 Decrease(increase)  in cash and cash equivalents     (3,816,047)       3,039,423

Cash and cash equivalent at beginning of year                          7,774,416        4,734,993

Cash and cash equivalents at end of year                              $3,958,369        7,774,416

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
   Income taxes                                                       $1,696,547        1,311,807
   Interest                                                            4,717,832        4,615,450

Supplemental schedule of non-cash operating and
    Investing activities:
 Securities transferred to securities held to maturity                17,352,203                0
 Deferred compensation obligation and related stock in Grantor
    trust reclassified to stockholder's equity                           617,840                0

See accompanying notes to consolidated financial statements.

                        QCF BANCORP, INC. AND SUBSIDIARY
                   Notes to Consolidated Financial Statements

(1) Description of the Business

Description of the Business

QCF Bancorp, Inc. (the Company) is the holding company of Queen City Federal Savings Bank (the Bank) with operations in Virginia and Ely, Minnesota. The Bank provides retail and commercial loan and deposit services primarily to customers within a 30-mile radius of Virginia and Ely, Minnesota. QCF Bancorp, Inc. (the Company) was incorporated under the laws of the State of Minnesota for the purpose of becoming the savings and loan holding company of Queen City Federal Savings Bank (the Bank) in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Company commenced on February 10, 1996, a Subscription and Community Offering of its stock in connection with the conversion of the Bank (the Offering). The Offering was closed on March 17, 1996 and the conversion was consummated on March 31, 1996.

The consolidated financial statements included herein are for the Company, the Bank and the Bank's wholly-owned subsidiary, Queen City Service Corporation. All significant inter-company accounts and transactions have been eliminated in consolidation.

(2) Significant Accounting Policies

The accounting and reporting policies of the Company and its subsidiary conform to generally accepted accounting principles and to general practice within the savings and loan industry. The following is a description of the more significant of those policies which the Company follows in preparing and presenting its consolidated financial statements.

Consolidation

The consolidated financial statements included herein are for the Company, the Bank and the Bank's wholly-owned subsidiary, Queen City Service Corporation. All significant inter-company accounts and transactions have been eliminated in consolidation.


Material Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near-term relates to the determination of the allowance for loan losses.

Management believes that the allowance for loan losses is adequate. While management used available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

Securities

Securities available for sale are carried at fair value at June 30, 1997. Net unrealized gains and losses, net of tax effect, are credited or charged to stockholders equity. Securities held to maturity are carried at amortized cost. Gains and losses on sales of securities are recognized at the time of sale and are calculated based on the specific identification method. Transfers of securities into the held-to-maturity classification from the available-for-sale classification are made at fair value on the date of transfer.

Premiums and discounts are amortized using the interest method over the term of the securities.

Loans Receivable

Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses.

Discounts on loans originated or purchased are amortized to income using the interest method over the estimated average loan life.

The allowance for loan losses is maintained at an amount considered adequate to provide for probable losses. The allowance for loan losses is based on periodic analysis of the loan portfolio by management. In this analysis management considers factors including, but not limited to, specific occurrences, general economic conditions, loan portfolio composition and historical experience. Loans are charged off to the extent they are deemed to be uncollectible.

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued

Management believes that the allowance for loan losses is adequate. While management used available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination

The Company defines a loan as impaired when it is probable the Company will be unable to collect principal and interest payments due in accordance with the terms of the loan agreement. Impaired' loans that have been separately identified for evaluation are measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral.

Interest on loans is recognized over the terms of the loans and is calculated using the simple interest method on principal amounts outstanding. For impaired loans, accrual of interest is generally stopped when a loan is greater than three months past due. Interest on these loans is recognized only when actually paid by the borrower if collection of the principal is likely to occur. Accrual of interest is generally resumed when the customer is current on all principal and interest payments.

Foreclosed Real Estate

Real estate acquired in the settlement of loans is carried at the lower of the unpaid loan balance plus settlement costs or estimated fair market value less selling cost. The carrying value of individual properties is periodically evaluated and reduced to the extent cost exceeds estimated fair value less selling costs. Costs of developing and improving such properties are capitalized. Expenses related to holding such real estate, net of rental and other income, are charged against income as incurred.

Premises and Equipment

Land is carried at cost. Office buildings, improvements, furniture, and equipment are carried at cost less accumulated depreciation.

Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of 7 to 33 years for office buildings and improvements, and 5 to 7 years for furniture and equipment.

Cash Equivalents and Cash Flows

Cash equivalents primarily represent amounts on deposit at other financial institutions and highly liquid financial instruments with original maturities at the date of purchase of three months or less. Cash flows from loans, deposits, short term borrowings and FHLB advances are reported net.

Earnings per Share and Accounting Change

The FASB has issued Statement No. 128, Earnings per Share, which supersedes APB Opinion No. 15. Statement No. 128 requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities, outstanding that trade in a public market. Those entities that have only common stock outstanding are required to present basic earnings per share amounts. Basic per-share amounts are computed by dividing net income (the numerator) by the weighted-average number of common shares outstanding (the denominator). All other entities are required to present basic and diluted per-share amounts. Diluted per-share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce the loss or increase the income per common share from continuing operations.

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued

The Company initially applied Statement No. 128 for the year and six months ended June 30, 1998 and (as required by the Statement), has restated all per share information for the prior periods to conform to the Statement.

Following is information about the computation of the earnings per share data for the Years ended June 30, 1998 and 1997.

                                 Year Ended June  30, 1998                        Year Ended June 30, 1997
                                                          Net                                                  Net
                                                          Income                                               Income
                                                          Per                                                  Per
                          Numerator      Denominator      Share            Numerator         Denominator       Share
Basic earnings per
  share
Income available
  to common
  stockholders            $2,653,421       1,055,186       $2.51           $2,011,254         1,173,936        $1.71
Effect of dilutive
  securities:
Stock options                     -           76,710                           -                 31,320
Management recog-
  nition plan                     -           22,358                           -                 11,732
Diluted earnings per
  share
Income available to
  common stockholders     $2,653,421       1,154,254       $2.30           $2,011,254         1,216,988        $1.65

 Income taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Impact  on Recently Issued Statements of Financial Accounting Standards

The   Financial   Accounting   Standards   Board  (FASB)  has  issued  SFAS  No.
125."Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" and SFAS No. 127 "Deferral of the Effective Date of Certain Provisions of Statement No. 125. "SFAS No. 123 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on control of the underlying financial assets. The provisions of SFAS No. 125 including those applicable to the servicing of financial assets were effective as of January 1, 1997. The impact of these provisions on the consolidated financial statements are not material. Other provisions of SFAS No. 125, including those applicable to transfers of financial assets and extinguishment of liabilities, are effective as of January 1, 1999. The impact of these provisions on the consolidated financial statements are not expected to be material.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130") SFAS No. 130 requires that all items that are components of comprehensive income (defined as "the change in equity {net assets} of a business enterprise during a period from transactions and other events and circumstances from non owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners", be reported in a financial statement that is displayed with the same prominence as other financial statements. Companies will be required to (a) classify items of other comprehensive income by its this nature in a financial statement and (b)display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 13, 1997 and requires reclassification of prior periods presented. As the requirements of SFAS No. 130 are disclosure-related, its implementation will have had no impact on the Company's financial condition or results of operations.

                        QCF BANCORP, INC. AND SUBSIDIARY
             Notes to Consolidated Financial Statements, Continued

Reclassifications

Certain  prior year  amounts  have been  reclassified  to conform  with the 1998
presentation.   These   reclassifications   had  no  effect  on  net  income  or
Stockholders' equity.

(3) Securities Available for Sale

Securities available for sale at June 30, 1997 are  summarized as follows:

                                                       June 30, 1997
                                          Gross          Gross
                           Amortized   unrealized      unrealized        Fair
                             Cost         gains          losses         value

Collateralized mortgage
      obligations        $14,969,882     11,397        (343,326)     14,637,953
U.S. government and
      agency securities    8,000,000          0         (83,700)      7,916,300
Corporate bonds and
      notes                1,152,410      2,365          (6,526)      1,148,249
Preferred stocks           1,237,382     46,993          (1,250)      1,283,125
                        $25, 359,674     60,755        (434,802)     24,985,627


Collateralized mortgage obligations presented in the table above aggregating to $992,361 (cost) at June 30, 1997 have been issued by private issuers and are not guaranteed or insured by the U.S. government.


Proceeds from the sale of securities available for sale for the year ended June 30, 1998 were $599,600. There were no sales of securities available for sale during the year ended June 30, 1997. Gross realized gains from the sale of securities available for sale for the year ended June 30, 1998 were $112,218. There were no gross realized losses from the sale of securities available for sale for the year ended June 30, 199798.. Accrued interest receivable on securities available for sale aggregated to $201,005 at June 30, 1997. During 1998, available-for-sale securities with an amortized cost of $17,352,203 were transferred to the held-to-maturity classification. The transfer was made at amortized cost which approximated fair value.

(4)  Securities Held to Maturity

Securities held to maturity at June 30, 1998 and June 30, 1997 are summarized as follows:

                                                 June 30, 1998

                                                    Gross     Gross
                                      Amortized   unrealized unrealized   Fair
                                        Cost        gains     losses      value

Mortgage backed securities           $9,524,274     56,481   (20,019)  9,560,738
Collateralized mortgage obligations  38,972,039    167,134   (77,784) 39,061,390
U.S. government & agency obligations 27,193,044    115,918    (8,650) 27,300,312
Corporate bonds & notes               2,422,493     39,384         0   2,461,875
                                    $78,111,850    378,917  (106,453) 78,384,314

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued

                                                              June 30, 1997

                                                      Gross      Gross
                                          Amortized unrealized unrealized Fair
                                            cost      gains      losses   value

  Mortgage backed  securities           $3,598,753   27,836  (16,054)  3,610,535
  Collateralized mortgage  obligations  26,139,503  195,842  (66,947) 26,268,389
  U.S. government & agency obligations  26,413,704   91,188  (56,733) 26,448,159
  Corporate bonds  and notes             1,960,839   46,669       (0)  2,007,508
                                       $58,112,799  361,535 (139,743) 58,334,591


Collateralized mortgage obligations presented in the tables above aggregating $819,817 and $2,022,092 (cost) at June 30, 1998 and 1997 respectively have been issued by private issuers and are not guaranteed or insured by the U.S. government.

The carrying amount and fair value of securities held to maturity at June 30, 1998, by maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The allocation of mortgage-backed securities and collateralized mortgage obligations is based upon the anticipated average lives of the securities using estimated mortgage prepayment speeds.






                                              June 30, 1998

                                         Amortized         Fair
                                           cost            value

Due within one year                    $17,553,051    17,580,450
Due after one year through
  five years                            56,757,052    56,982,116
Due after five years
  through ten years                      3,801,748     3,821,749
Due after ten years                              0             0
                                       $78,111,850    78,384,314


There were no sales of securities held to maturity during the years ended June 30, 1998 and 1997.

Accrued interest receivable on securities held to maturity aggregated $788,536 and $661l,685 at June 30, 1998 and 1997, respectively. Held-to-maturity securities with carrying values of $16,630,189 and $15,631,513 at June 30, 1998 and 1997, respectively, were pledged to secure public deposits.


(5) Loans Receivable

Loans receivable at June 30, 1998 and 1997 are summarized as follows:

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued
                                                          June 30
                                              1998            1997

   Residential one-to-four family
      mortgage loans                       $33,174,947     31,815,328
   Multifamily and
      commercial mortgage loans              2,096,809      2,343,198
   Consumer loans                           19,827,147     18,291,160
   Commercial loans                         11,368,603     10,066,789
                                            66,467,506     62,516,475
Less:
      Allowance for losses                  (1,273,185)   (1,314,174)
                                           $65,194,321     61,202,301

The weighted average annual contractual interest rate for all loans was 8.76% and 8.82% at June 30, 1998 and 1997, respectively.

Non-accrual loans totaled $15,312 and $224,842 at June 30, 1998 and 1997, respectively. There were no restructured loans at June 30, 1998 and 1997.

Non-accrual loans are the only loans that are considered to be impaired under the criteria established by SFAS No. 114 and SFAS No. 118. The related allowance for credit losses as of June 30, 1998 was $0. The average investment in impaired loans during fiscal 1998 was $237,000.

The effect of impaired loans on interest income for the years ended June 30, 1998, and 1997 was insignificant.

There are no material commitments to lend additional funds to customers whose loans were classified as non-accrual.

The aggregate amount of loans to directors and executive officers of the Bank were $70,670 and $50,329 at June 30, 1998 and 1997, respectively. Such loans were made in the ordinary course of business on normal credit terms, including interest rate and collateralization and do not represent more than normal risk of collection.

Accrued interest receivable on loans receivable at June 30, 1998 and 1997 was $485,876 and $448,089, respectively.

The Bank grants loans to customers who live primarily in northeastern Minnesota. Although the Bank has a diversified loan portfolio a substantial portion of its debtors' ability to honor their contracts is dependent upon local economy which is concentrated in the iron mining and wood products industries.


At June 30, 1998 and 1997 Bank was  servicing  loans for others  with  aggregate
unpaid   principal   balances  of   approximately   $2,039,010  and  $2,899,003,
respectively.

(6) Allowance for Loan Losses

    Activity in the allowance for loan losses is summarized as follows

   Balance at June 30, 1996                                 $ 1,331,352

    Provision for losses                                              0
    Charge-offs                                                (44,013)
    Recoveries                                                   26,835

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued


Balance at June 30, 1997                                      1,314,174

    Provision for losses                                              0
    Charge offs                                                (67,389)
    Recoveries                                                   26,400

Balance at June 30, 1998                                     $1,273,185

(7) Foreclosed Real Estate

Foreclosed real estate, included in other assets, consisted of the following:


                                                        June 30

                                               1998                  1997

   Real estate in judgment                   $104,527              38,387

   Less allowance for losses                        0                   0

                                             $104,527              38,387

(8) Premises and Equipment

   A summary of premises and equipment at June 30, 1998 and 1997 is as follows:

                                                          June 30
                                                  1998              1997

   Land                                   $      90,800           90,800
   Office buildings and improvements          1,083,340        1,085,715
   Furniture and equipment                    1,037,690          873,724
                                              2,211,830        2,050,239
  Less accumulated depreciation              (1,731,661)      (1,625,630)
                                           $    480,169          424,609

 (9) Deposits

   Deposits and weighted-average interest rates at June 30, 1998 and 1997 are summarized as follows (dollar amounts in thousands)


                                                            June 30
                                 1998                  1997

                                     Weighted               Weighted
                                      Average               Average
                         Amount        Rate       Amount      Rate

   Passbook             $25,372        2.50%      25,317       2.50
   Demand deposits       14,101        0.78       13,506       0.61
   Money market          10,252        2.55        9,320       2.55
   Certificates          55,841        5.25       55,538       5.28

                       $105,566     103,681

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued

At June 30, 1998 and 1997, the Bank had $5,903,000 and $5,023,000 respectively, of deposit accounts with balances of $100,000 or more. Deposit balances greater than $100,000 are not insured. The Bank did not have any brokered deposits at June 30, 1998 or 1997.

   Interest expense on deposits is summarized as follows:

                                      Year ended June 30
                                  1998              1997
   Passbook                     $631,695           598,475
   Demand deposits               107,380           117,637
   Money market                  240,166           223,508
   Certificates                2,977,624         2,924,527

                               $3,956,86         3,864,147

Certificates had the following remaining maturities (dollar amounts in thousands

                                      June 30, 1998
                                               Weighted
                                                Average
                                  Amount         rate

   Less than 3 months     $        9,021         4.04%
   3-12 months                    20,483         4.98
   13-36 months                   19,723         6.22
   Over 36 months                  6,614         5.89

                               $  55,841         5.25%

At June 30, 1998 and 1997 no securities were pledged as collateral for deposits.


(10) Short-term Borrowings

Short-term borrowings consist of sales of securities under agreements to repurchase the identical securities. The agreements generally mature within 180 days and bear a weighted average interest rate of 3.56% at June 30, 1998.

The agreements are treated as financings with the obligations to repurchase securities reflected as a liability and the dollar amount of the securities collateralizing the agreements remaining in the asset accounts. The securities collateralizing the agreements are in safekeeping at the Federal Home Loan Bank of Des Moines in the Bank's account. At June 30, 1998, the agreements were collateralized by securities with a carrying value of $16,630,189 and an approximate market value of $16,776,474. At June 30, 1997 the agreements were collateralized by securities with a carrying value of $15,631,513 and an approximate market value of $15,670,527

Federal Home Loan Bank advances totaled $2,000,000 and $8,100,000 at June 30, 1998 and 1997, respectively. The advances have an average maturity of 2 months and 14 months and an average rate of 5.74% and 5.81% at June 30,1998 and 1997, respectively. The advances are collateralized by the Bank's Federal Home Loan Bank stock and a blanket pledge of residential one-to-four family mortgage loans.

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued

(11) Income Taxes

    Federal and state income tax expense is as follows:

                                                 Year ended June 30


                                             1998                    1997
    Current:
        Federal                          $1,314,000               1,075,100
        State                               433,000                 338,000
            Total current                 1,747,000               1,413,100

    Deferred:
        Federal                             (82,300)                (78,900)
        State                               (28,700)                (26,200)
             Total deferred                (111,000)               (105,100)
                                          $1,636,000              1,308,000


The actual income tax expense differs from the "expected" income tax expense computed by applying the U.S. federal corporate tax rate to income before taxes as follows:



                                                              Year Ended June 30
                                                          1998           1997

     Federal "expected" income tax expense             $1,458,403     1,128,546
     Items affecting federal income tax:
        Preferred stock dividends                          (7,875)      (22,696)
        State income taxes, net of federal
           income tax benefit                             267,911       206,010
        Low income housing tax credits                    (52,433)            0
        Other, net                                        (30,006)       (3,860)

                                                       $1,636,000     1,308,000

    Effective income tax rate                               38.1%          39.4%

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at June 30, 1998 and 1997 are as follows:

                                                            Year Ended June, 30
                                                          1998           1997
   Deferred tax assets:
      Allowance for unrealized losses on securities
         available for sale                       $          0           151,191
      Allowance for loan losses                         89,871            86,793
      Deferred compensation                            186,682           205,985
      Supplemental executive retirement plan           272,724           183,172
      Limited partnership                               12,361                 0
      Other                                              7,569                 0
                                      $                569,207           627,141

   Deferred tax liabilities:
      Federal Home Loan Bank stock                $     55,128            76,225
      Premises and equipment                            34,879            18,847

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued



      Other                                                  0            12,769
                                                        90,007           107,841

           Net deferred tax asset                     $479,200           519,300

No valuation allowance was required for deferred tax assets at June 30, 1998 or 1997.

Retained earnings at June 30, 1998 includes approximately $2,270,000 for which no provision for federal income tax has been made. This amount represents allocations of income to bad debt deductions for tax purposes. Reduction of the amount so allocated for purposes other than to absorb losses will create income for tax purposes, which will be subject to the then- current corporate income tax rate.

(12) Commitments and Contingencies

The Bank is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve to varying degrees, elements of credit, interest rate and liquidity risk in excess of the amount recognized in the accompanying statements of financial condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.


Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customers' creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on the loan type and on management's evaluation of the borrower. Collateral consists primarily of residential real estate and personal property. The Bank had outstanding commitments to extend credit of $1,450,024 and $2,113,765 at June 30, 1998 and 1997, respectively.

Standby letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The standby letters of credit are primarily issued to support private borrowing arrangements, and expire within the next fiscal year. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in making loans to customers. The amount of collateral the Bank obtains to support standby letters of credit is based on management's credit evaluation of the borrower. Since the conditions under which the Bank is required to fund standby letters of credit may not materialize, the cash requirements are expected to be less than the total outstanding commitments. The Bank had outstanding standby letters of credit of $171,500 and $247,000 at June 30, 1998 and 1997, respectively.

(13)  Regulatory Capital Requirements

The Bank as a member of the Federal Home Loan Bank System is required to hold a specified number of shares of capital stock, which is carried at cost, in the Federal Home Loan Bank of Des Moines. In addition, the Bank is required to maintain cash and liquid assets in an amount equal to 5% of its deposit accounts and other obligations due within one year. The Bank has met these requirements.

Federal savings institutions are required to satisfy three capital requirements:
(i) a requirement that "tangible capital" equal or exceed 1.5% of adjusted total assets, (ii) a requirement that "core-capital" equal or exceed

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued


3% of adjusted total assets, and (iii) a risk-based capital standard of 8% of "risk-adjusted assets". Failure to meet these requirements can initiate mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Bank's financial statements. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weighting, and other factors. As of June 30, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The following table sets forth the Bank's calculation of tangible, core and risk-based capital and applicable percentages of adjusted assets at June 30, 1998 together with the excess over the minimum capital requirements.


                                            Actual                    Required                  Excess

(Dollars in thousands)                Amount        Percent     Amount      Percent       Amount     Percent

Tangible capital                     $19,169         13.43%      $2,141       1.50%      $17,028        11.93%
Core capital                          19,169         13.43        4,281       3.00        14,888        10.43

Plus allowed portion of general
allowance for loan losses              1,273
Risk-based capital                   $20,442         29.90      $ 5,469       8.00       $14,973        21.90


(14) Employee Benefits

The Company adopted an Employee Stock Ownership Plan (the ESOP) which meets the requirements of Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended
(ERISA), and as such the ESOP is empowered to borrow in order to finance purchases of the common stock of the Company. The ESOP borrowed $1,426,200 from the Company to purchase 142,620 shares of common stock of the Company. The Bank has committed to make annual contributions to the ESOP necessary to repay the loan including interest. The Bank contributed $161,147 and $212,078 to the ESOP for the years ended June 30, 1998 and 1997, respectively.

As the debt is repaid, ESOP shares which were initially pledged as collateral for its debt, are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6, "Employers Accounting for Employee Stock Ownership Plans". Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation benefit expense for 1998 and 1997 was $158,795 and $175,503, respectively.

All employees of the Bank are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they worked at least 1,000 hours. In 1998, the company committed to release 5,848 shares of common stock which were allocated to eligible participants subject to the restrictions of the ESOP.

   Shares released and allocated                                37,909
   Unreleased shares                                           102,223

      Total ESOP shares                                        140,132

   Fair value of unreleased shares at June 30, 1998         $3,117,802

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued


The  Bank has  individual  deferred  compensation  and  supplemental  retirement agreements with certain directors and officers. The cost of such individual agreements is being accrued over the period of actual service from the date of the respective agreement. The cost of such agreements was $221,292 and $205,047 for the years ended June 30, 1998 and1997 respectively. The agreements are funded through a grantor trust with assets which match the investment options selected by the directors and officers. The agreements allow the individual to select among two investment options, bank certificates of deposit or common stock of the Company. Earnings are credited to the individual accounts based upon the investment option selected. Investment elections are irrevocable. The value of an individual's account that is measured by the value of common stock will be distributed solely in shares of the Company's common stock. In 1998, the Company adopted the provisions of the FASB Emerging Issues Task Force Issue No. 97-14 relating to the deferred compensation and supplemental retirement agreements. Accordingly, the cost of common stock held in the grantor trust has been reclassed to treasury stock and the cost of the compensation obligation payable in common stock has been reclassed as a component of stockholders' equity.

The Company has established the Management Recognition Plan (MRP) for directors and key officers. Under the plan, 78,441 shares are available for grant and 71,310 were granted to directors and officers in 1996. The cost of the shares awarded under the plan is recorded as unearned compensation, a contra equity account, and is being recognized as an expense in accordance with the vesting requirements under the plan. For the fiscal year ended June 30, 1998 and 1997, the amount included in compensation expense was $220,169 and $197,885, respectively.

The Company has established a stock option plan for directors, officers and employees. In accordance with the terms of the plan, the exercise price was established at the fair market price on the date of shareholder approval of $13.875 per share. Awards made under the plan may be incentive stock options as defined by Section 422 of the Internal Revenue Code of 1986 or options that do not qualify. Under the plan 178,275 options were available for grant and 160,448 options were granted in 1996. 51,698 options were eligible to be exercised as of June 30, 1998. 8,914 options had been exercised as of June 30, 1998. All options expire on October 11, 2005.

As permitted under generally accepted accounting principles, grants under the plan are accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. Had compensation cost been determined based on the fair value method prescribed in the FASB Statement No. 123, reported net income and earnings per share would have been reduced to:

         Year ended June 30               Net income               Per share

              1998                        $2,531,021                  2.20

              1997                         1,888,854                  1.55

In determining the pro forma amounts above, the value of each grant is estimated at the grant date using the fair value method prescribed in Statement No. 123, with the following weighted-average assumptions for grants in 1996: No dividends; risk-free interest rate of 6.0%, expected life of 10 years, and expected price volatility of 14.57%.

(15) Stockholders' Equity

The Company was incorporated for the purpose of becoming the savings and loan holding company of the Bank in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank, pursuant to a Plan of Conversion adopted on October 25, 1995.

The Company  commenced  on February  10,  1995,  a  Subscription  and  Community
Offering of its shares in connection with the conversion of the Bank (the Offering). The Offering was closed on March 17, 1995 and the conversion was consummated on March 31, 1995, with the issuance of 1,782,750 shares of the

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued

Company's common stock at a price of $10 per share. Total proceeds from the conversion of $16,998,000 net of costs relating to the conversion of $829,500, have been recorded as common stock and additional paid-in capital. The Company purchased all of the capital stock of the Bank in exchange for 50% of the net proceeds of the conversion.

The Company's articles of incorporation authorized the issuance of up to 1,000,000 shares of preferred stock but to date no shares have been issued.

In order to grant a priority to eligible account holders in the event of future liquidation, the Bank, at the time of conversion established a liquidation account equal to its regulatory capital as of December 31, 1994. In the event of future liquidation of the Bank, an eligible account holder who continues to maintain their deposit account shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of eligible account holders are reduced subsequent to the conversion, based on an annual determination of such balance.

The Bank may not declare or pay a cash dividend to the Company in excess of 100% of its net income to date during the current calendar year plus the amount that would reduce by one-half the Bank's surplus capital ratio at the beginning of the calendar year without prior notice to the Office of Thrift Supervision
(OTS). Additional limitations on dividends declared or paid on, or repurchases of, the Bank's capital stock are tied to the Bank's level of compliance with its regulatory capital requirements.

(16) Stockholders' Equity and Subsequent Events

Subsequent to the Companys fiscal year end, the Company purchased 156,490 shares of its stock at an average price of $30.57 per share. These shares were placed into treasury stock by the Company.

(17) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Values of Financial Instruments," requires disclosures of estimated fair values of the Bank's financial instruments, including assets, liabilities and off- balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of June 30, 1998 and 1997 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based only on existing financial instruments without attempting to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

The estimated fair value of the Bank's financial instruments are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments. June 30 1998 1997

                                Carrying     Estimated     Carrying   Estimated
(in thousands)                   Amount     Fair Value      Amount   Fair Value
Financial assets:
  Cash and cash equivalents   $   3,958        3,958        7,774          7,774
  Securities available
     for sale                         0            0       24,986         24,986
  Securities held to maturity    78,112       78,384       58,113         58,335
  Loans receivable, net          65,194       65,761       61,202         60,989

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued


  Federal Home Loan
     Bank Stock                    425          425          554            554
Accrued accounts receivable      1,274        1,274        1,311          1,311
Financial liabilities:
  Deposits                     105,566      105,727      103,681        103,366
  Short-term borrowings         16,081       16,076       22,140         22,076
  Accrued interest payable       1,129        1,129        1,071          1,071

Cash and Cash Equivalents

The carrying amount of cash and cash equivalents approximates their fair value.

Securities Available for Sale and Securities Held to Maturity

The fair value of securities are based upon quoted market prices.


Loans Receivable

The fair value of loans receivable were estimated for groups of loans with similar characteristics. The fair value of the loan portfolio, was calculated by discounting the scheduled cash flows through the estimated maturity using anticipated prepayment speeds and using discount rates that reflect the credit and interest rate risk inherent in each loan portfolio. The fair value of the adjustable loan portfolio was estimated by grouping the loans with similar characteristics and comparing the characteristics of each group to the prices quoted for similar types of loans in the secondary market.

Federal Home Loan Bank Stock

The carrying amount at FHLB stock approximates its fair value.

Accrued Interest Receivable

The carrying amount of accrued interest receivable approximates its fair value since it is short-term in nature and does not present unanticipated credit concerns.

Deposits

The fair value of deposits with no stated maturity such as checking, savings and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using as discount rates the rates that were offered by the Bank as of June 30, 1998 and 1997 for deposits with maturities similar to the remaining maturities of the existing certificates of deposit.

The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by the Bank's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

Short-term Borrowings

The fair value of short-term borrowings due on demand, is equal to the amount payable on demand. The fair value of other short-term borrowings is based on the discounted value of contractual cash flows using as discount rates the rates that were available to the Bank as of June 30, 1998 and 1997 for short-term borrowings with maturities similar to the remaining maturities of the existing short-term borrowings.

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued

Accrued Interest Payable

The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.

Off-balance Sheet Instruments

Since the majority of the Bank's off-balance sheet instruments consist of non-fee producing, variable rate commitments, the Bank has determined they do not have a distinguishable fair value.


(18) QCF Bancorp, Inc. Financial Information (Parent Company Only)

The parent company's principal assets are its investment in the Bank and its savings deposits at the Bank. The following are the condensed financial statements for the parent company only as of June 30, 1998 and 1997.


                                                    June 30
   Condensed Balance Sheets                    1998          1997
  Assets:
         Cash and cash equivalents $        3,119,061      1,826,158
         Securities available for sale              0      8,484,571
         Securities held to maturity        3,798,098              0

         Investment in subsidiary          19,169,233     16,783,814
         Other assets                         241,704        372,743
            Total assets                $  26,328,096     27,467,286

   Liabilities:                                     0              0

  Stockholders' equity:                    26,328,096     27,467,286

            Total liabilities and
               stockholders' equity       $26,328,096      27,467,286


                                                           Year Ended June 30
                                                          1998           1997
Condensed Statements of Income
     Interest income                               $     598,497        722,139
     Equity in earnings of subsidiary                  2,252,721      1,610,787
     Other                                               (69,797)      (140,672)
     Income before income tax expense                  2,781,421      2,192,254
     Income tax expense                                  128,000        181,000
         Net income                                $   2,653,421      2,011,254

Condensed Statements of Cash Flows
Operating activities:
     Net income                                    $   2,653,421      2,011,254
     Equity in earnings of subsidiary                 (2,252,721)    (1,610,787)
     Distributions of earnings of subsidiary                   0      6,000,000
     Amortization of Unearned ESOP shares                158,795        175,503
     Amortization of MRP                                 220,169        197,885

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued


     Decrease in liabilities                                  0        (945,668)
     Decrease (increase) in other assets               (165,740)        (56,914)
     Net cash provided by operating activities          945,402       5,771,273
Investing activities:
       Principal collected from securities held
           to maturity                                 2,386,916              0
     Principal collected from securities
        available for sale                             2,450,704      1,071,042
     Net cash  provided by
        investing activities                           4,837,620      1,071,042
Financing activities:
     Purchase of stock
        into stock option trust                       (1,131,452)    (2,239,040)
     Proceeds from exercise of stock options             123,682              0
     Purchase of treasury stock                       (3,482,350)    (2,777,117)
     Net cash (used in)
        financing activities                          (4,490,119)    (5,016,157)
     Increase in cash and
        cash equivalents                               1,292,903      1,826,158
     Cash and cash equivalents, beginning
        of period                                      1,826,158              0
     Cash and cash equivalents, end
        of period                                     $3,119,061      1,826,158


(19) Quarterly Financial Data (Unaudited)

Summarized quarterly financial data (in thousands of dollars except for per share amounts) for fiscal 1998 and 1997 are as follows:

                                              Three Months Ended
   Selected Operations Data          6/30/98   3/31/98    12/31/97    9/30/97

   Interest income                    $2,785     2,761      2,868      2,829
   Interest expense                    1,161     1,151      1,235      1,229
      Net interest income              1,624     1,610      1,633      1,600
   Non-interest income                   217       185        148        141
   Non-interest expense                  736       719        735        679
   Income tax expense                    428       393        393        422
        Net income                      $677         682     654      640
   Diluted earnings per common share     .60       .60        .57        .52
   High stock price                    33.00     29.38      29.75      26.25
   Low stock price                     27.25     27.25      26.50      2l.25

                                     6/30/97    3/31/97   12/31/96    9/30/96

   Interest income                   $ 2,726     2,627      2,692      2,657
   Interest expense                    1,196     1,137      1,175      1,165
      Net interest income              1,530     1,490      1,517      1,492
   Non-interest income                   169       128        134        135
   Non-interest expense                  678       674        544      1,381
   Income tax expense                    402       370        436        100
      net income                         619       574        671        147
   Diluted  Earnings per common share    .51       .48        .57        .11
   High stock price                    20.25     19.75      18.25      15.75
   Low stock price                     20.38     18.75      16.25      15.00

                        QCF BANCORP, INC. AND SUBSIDIARY
              Notes to Consolidated Financial Statements, Continued

  Selected Financial Condition Data    6/30/98    3/31/98   12/31/97   9/30/97

   Total assets                       $150,486    154,089   152,668    158,192
   Investment securities                78,112     77,899    76,918     82,357
   Net loans                            65,194     64,525    64,819     63,673
   Deposits                            105,566    105,239   103,693    104,549
   Short-term borrowings                14,081     13,862    14,158     14,253
   Stockholders' equity                 26,328     27,275    26,820     26,020

                                       6/30/97    3/31/97   12/31/96   9/30/96

Total assets                         $ 156,727    149,637   146,922    148,321
   Investment securities                83,098     81,889    80,493     87,278
   Net loans                            61,202     58,465    57,665     55,744
   Deposits                            103,681    104,946   102,842     81,794
   Short-term borrowings                14,040     15,850    15,746     37,905
   Stockholders' equity                 27,423     27,070    26,760     26,161

                            STOCKHOLDERS' INFORMATION

Annual Meeting                          Stock Listing
The annual meeting of shareholders      QCF's common stock is listed on
will be held on Wednesday,              the NASDAQ National Market System with
October 14, 1998 at 9:00 A. M. at       a ticker symbol of QCFB.
the executive office of the Company.    Stockholders of record:  344

Executive Office                        Form 1O-KSB
QCF Bancorp, Inc.                       QCF's Form 1OKSB is filled with the
501 Chestnut Street                     Securities and Exchange Commission and
Virginia, MN 55792-1147                 is available without charge upon request
(218) 741-2O4O                          from: QCF Bancorp, Inc.
                                              Attn: Investor Relations
Independent Auditors                          P.O. Box 1147
McGladrey & Pullen, LLP                       Virginia, MN 55792
227 West First Street
Duluth, MN 55802                        Transfer Agent & Registrar
                                        Inquiries regarding change of address,
QCF Bancorp, Inc.                       transfer requirements, and certificates
Investor Relations                      should he directed to the transferagent:
P.O. Box 1147                           Registrar and Transfer Company
Virginia, MN 55802                      10 Commerce Drive
                                        Cranford, New Jersey 07016
                                        1-800-368-5948

Directors and Officers:
  Directors:                            Executive Officers:
  Kevin E. Pietrini                     Kevin E. Pietrini
  President and Chief                   President
  Executive Officer
                                        Daniel F. Schultz
  Robert A. Muhich                      Vice President and Treasurer
  Computer Consultant
  Culbert Realty & Appraisal Service    Linda M. Myklebust
                                        Vice President
  John A. Trenti
  Attorney at the Trenti Law Firm       Gerald D. McKenna
                                        Vice President
  Peter J. Johnson
  President of Hoover Construction      Branch Offices:
                                        Thunderbird Mall
  Craig W. Nordling                     Virginia, Mn. 55792
  Line Department Manager
  Lake Country Power                    102 East Sheridan Street
                                        Ely, MN 5573l
  John C. Pearsall
  Partner with Mesabi Dental Service

  Daniel F. Schultz
  Vice President/Treasurer

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